UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Central GoldTrust

(Name of Subject Company)

Central GoldTrust

(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP (“SAM”), to purchase all of the issued and outstanding units (the “Units”) of Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (“GoldTrust”), in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (“SPGT”). In connection with the Sprott Offer, the Board of Trustees of GoldTrust (the “Board”) has prepared a trustees’ circular (the “Trustees’ Circular”) pursuant to applicable securities laws in Canada. All of the information set forth in the Trustees’ Circular, attached hereto as Exhibit (a)(1), including the letter to unitholders, is incorporated herein by reference in answer to Items 1 through 8, and as more specifically set forth below.

Item 1. Subject Company Information

Name and address

The name of the subject person to which this Statement relates is Central GoldTrust. GoldTrust’s principal and head office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2 and the telephone number at such office is (905) 304-4653. GoldTrust’s mailing address is Box 10106 Meadowlands Post Office, Ancaster, Ontario, Canada L9K 1P3.

Securities

The subject class of securities to which this Statement relates is the Units, without nominal or par value, of GoldTrust. As of June 9, 2015, 19,299,000 Units were outstanding.

Item 2. Identity and Background of Filing Person

Name and address

Gold Trust, the filing person, is the subject company. GoldTrust’s name, business address and business telephone number are set forth in Item 1 above. GoldTrust maintains a website at www.gold-trust.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

Tender offer

This Statement relates to the Sprott Offer. The Sprott Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), which was originally filed by the Offeror, SPGT, SAM and Sprott Asset Management Gold Bid GP Inc. (the “General Partner” and, together with the Offeror, SPGT and SAM, “Sprott”) with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s offer and circular, dated May 27, 2015, and the related letter of transmittal. The Sprott Offer is made upon the terms and subject to the conditions set forth in the Offeror’s offer and circular and the letter of transmittal.

The Schedule TO states that the principal executive offices of Sprott are located at Suite 1700, South Tower, Royal Bank Plaza, 200  Bay Street, Toronto, Ontario, Canada M5J 2J1, and the telephone number at such address is (416) 362-7172.

According to the Schedule TO, the General Partner, a wholly owned subsidiary of SAM, is the only general partner of the Offeror, SAM is the only limited partner of the Offeror and SAM is the manager of SPGT.

Certain information set forth in this Statement or incorporated by reference herein relating to Sprott and the Sprott Offer has been derived from the Tender Offer Statement on Schedule TO and other public sources. Neither GoldTrust or the Board assumes any responsibility for the accuracy or completeness of such information or for any failure by Sprott to disclose events that may have occurred or any facts that may affect the significance or accuracy of any such information.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Conflicts of interest

The information set forth in the Trustees’ Circular under the headings “Intention of Insiders with Respect to Sprott Offer”, “Arrangements Between GoldTrust, Trustees and Senior Officers”, “Ownership of Securities of GoldTrust”, “Arrangements with Sprott”, “Ownership of Securities of Sprott” and “Interests of Insiders in Material Transactions with Sprott” is incorporated herein by reference. In addition, the information set forth in the sections entitled “Executive Compensation”, “Management Contracts” and “Interest of Certain Persons in Material Transactions” of GoldTrust’s Notice and Management Information Circular, dated April 6, 2015, which was sent to unitholders in connection with the special and annual meeting held on May 1, 2015, is attached hereto as Exhibit (e)(1) and incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Solicitation or recommendation

The information set forth in the Trustees’ Circular in the letter to unitholders and under the headings “Questions and Answers About the Sprott Offer — Should I accept or reject the Sprott Offer?”, “Recommendation to Unitholders” and “The Sprott Offer - Background and Overview” is incorporated herein by reference.

Reasons

The information set forth in the Trustees’ Circular in the letter to unitholders and under the headings “Reject the Sprott Offer” and “Reasons for Rejecting the Sprott Offer” is incorporated herein by reference.

Intent to tender

Except as set forth or incorporated by reference in this Statement, to the knowledge of GoldTrust or the Board, to the extent permitted by applicable securities laws, rules or regulations, each trustee, executive officer and affiliate who or which is the record or beneficial owner of Units presently intends to hold such units and does not intend to tender any Units into the Sprott Offer. The information set forth in the Trustees’ Circular under the heading “Intention of Insiders with Respect to Sprott Offer” is incorporated herein by reference.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

The information set forth in the Trustees’ Circular under the headings “The Sprott Offer — Background and Overview” and “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

Securities transactions

Except as set forth or incorporated by reference in this Statement, no transactions in Units have been effected during the past 60 days by GoldTrust or, to the knowledge of GoldTrust or the Board, by any of its executive officers, directors or affiliates. The information set forth in the Trustees’ Circular under the headings “Trading in Securities of GoldTrust” and “Issuance of Securities of GoldTrust” is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals

Subject company negotiations

Except as set forth or incorporated by reference in this Statement, GoldTrust is not undertaking or engaged in any negotiations in response to the Sprott Offer that relate to a tender offer or other acquisition of GoldTrust’s securities by Sprott, any of Sprott’s subsidiaries or affiliates, or any other person; any extraordinary transaction, such as a merger, reorganization or liquidation, involving GoldTrust; any purchase, sale or transfer of a material amount of assets of GoldTrust; or any material change in the present dividend rate or policy, or indebtedness or capitalization, of GoldTrust. The information set forth in the Trustees’ Circular under the headings “The Sprott Offer — Background and Overview” and “Other Transactions” is incorporated herein by reference.

Item 8. Additional Information

Other material information

The information set forth in the Trustees’ Circular under the headings “Questions And Answers About The Sprott Offer”, “Trustees’ Circular”, “Cautionary Note Regarding Forward-Looking Information”, “Currency And Exchange Rates”, “Notice Regarding Certain Information”, “Notice To Non-Canadian Unitholders”, “The Sprott Offer — Terms of the Sprott Offer”, “Rights Of Withdrawal”, “Certain United States Tax Considerations”, “Material Changes In The Affairs Of GoldTrust”, “Other Information”, “Legal Matters”, “Statutory Rights”, “Trustees’ Approval” and “Appendix ‘A’ Glossary Of Terms” is incorporated herein by reference.

Item 9. Exhibits

Exhibit
Number	Description

(a)(1)*	Trustees’ Circular dated June 9, 2015

(a)(2)	Press Release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press Release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press Release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press Release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)*	Press Release dated June 9, 2015 of GoldTrust

(e)(1)*	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)*	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

*                                         Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015

CENTRAL GOLDTRUST

	By:	/s/ Bruce D. Heagle
Name: Bruce D. Heagle
Title: Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)*	Trustees’ Circular dated June 9, 2015

(a)(2)	Press Release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press Release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press Release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press Release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)*	Press Release dated June 9, 2015 of GoldTrust

(e)(1)*	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)*	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

*                                         Filed herewith.